Brian H. Blaney
Tel 602.445.8322
Fax 602.445.8603
BlaneyB@gtlaw.com
September 4, 2009
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sherry Haywood

Re:	Smith & Wesson Holding Corporation Registration Statement on Form S-3 File No. 333-160911
Ladies and Gentlemen:
          We express our appreciation for your prompt review of the Registration Statement on Form S-3 of Smith & Wesson Holding Corporation, a Nevada corporation (the “Company”). On behalf of the Company, we are responding to comments on the Registration Statement provided by the staff (the “Staff”) of the Securities and Exchange Commission by letter dated August 18, 2009. In conjunction with these responses, the Company is filing Amendment No. 1 to the Registration Statement (the “Amendment”) via EDGAR.
          The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.
General
1.	SEC Comment: We note that each share of common stock you register will include one preferred stock purchase right. Please revise to register the preferred stock purchase rights and revise the disclosure throughout the registration statement accordingly. Please also have counsel revise its opinion accordingly. Please refer to Question 116.16 of the Securities Act Forms Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Company Response: Pursuant to your request, the Company has revised the fee table in the Registration Statement to register the preferred share purchase rights and has revised the disclosure in the Registration Statement accordingly. In addition, pursuant to your request, the legal opinion has been revised accordingly. A revised copy of the legal opinion has been attached to the Amendment as Exhibit 5.1.

Securities and Exchange Commission
September 4, 2009

Undertakings, page II-2
2.	SEC Comment: Please revise to furnish the appropriate undertaking required by Item 512(a)(5) of Regulation S-K.

Company Response: Pursuant to your request, the Company has revised the Registration Statement to furnish the appropriate undertaking required by Item 512(a)(5) of Regulation S-K.
Exhibit 5.1
3.	SEC Comment: The assumption set forth in the fourth paragraph regarding the payment of taxes, penalties and interest is not appropriate. Please have counsel revise its opinion accordingly.

Company Response: Pursuant to your request, the legal opinion has been revised to delete the prior fourth paragraph. A revised copy of the legal opinion has been attached to the Amendment as Exhibit 5.1.
* * * * *
          Please note that the Company has included certain changes in the Amendment other than those in response to the Staff’s comments.
          The Company acknowledges your references regarding requests for acceleration of the Registration Statement, including Rules 460 and 461. The Company will include the requested acknowledgments and will provide the Staff with adequate time after the filing of any amendment for further review before submitting a request for acceleration and provide any acceleration request at least two business days in advance of the requested effective date.
          Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (602) 445-8322 or Robert Kant of our office at (602) 445-8302.

Sincerely,
/s/ Brian H. Blaney

Brian H. Blaney For the Firm

BHB:ksl
cc:     Michael F. Golden